UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, par value $.00001 per share

(Title of Class of Securities)

88025U109

(CUSIP Number)

Benjamin J. Hindson

Chief Scientific Officer and President

10x Genomics, Inc.

6230 Stoneridge Mall Drive

Pleasanton, CA 94588

(925) 401-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88025U109

1.	Names of Reporting Persons. Benjamin J. Hindson
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,050,000 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 4,050,000 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,000 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The securities to which this Schedule 13D (this “Statement”) relates are the Class A Common Stock, par value $.00001 per share (the “Common Stock”), of 10x Genomics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6230 Stoneridge Mall Road, Pleasanton, CA 94588.

Immediately prior to the completion of the Issuer’s initial public offering on September 16, 2019 (the “IPO”), the Issuer reclassified (i) each then outstanding share of Class A Common Stock into one share of Class B Common Stock and (ii) each then outstanding share of Class B Common Stock (including outstanding stock options and warrants to purchase such shares) into one share of Class A Common Stock. This Statement reflects such reclassifications on a retroactive basis.

Item 2. Identity and Background

(a) This Statement is filed by Benjamin J. Hindson. Dr. Hindson is referred to as the “Reporting Person.”

(b) The business address of the Reporting Person is c/o 10x Genomics, Inc., 6230 Stoneridge Mall Road, Pleasanton, CA 94588.

(c) The Reporting Person is the Chief Scientific Officer, President and a member of the Board of Directors of the Issuer (the “Board”).

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the founding of the Issuer, on July 12, 2012, the Reporting Person purchased 500 shares of Class B Common Stock for an aggregate purchase price of $100.00. Pursuant to a 6,000-for-1 stock split effected September 26, 2012, the number of shares of Class B Common Stock held by the Reporting Person increased to 3,000,000.

On October 27, 2015, the Issuer granted to the Reporting Person an option to purchase 450,000 shares of Class A Common Stock at a per share exercise price of $0.88 pursuant to the Issuer’s Amended and Restated 2012 Stock Plan (the “2012 Plan”), which is incorporated by reference to Exhibit 99.3 to this Statement. Such option vested as to one-fourth of the shares on August 1, 2016 and one-forty-eighth of the shares subject to the option vested each month thereafter.

On November 18, 2016, the Issuer granted to the Reporting Person an option to purchase 125,000 shares of Class A Common Stock at a per share exercise price of $1.07 pursuant to the 2012 Plan. Such option vested as to one-fourth of the shares on August 1, 2017 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On October 18, 2017, the Issuer granted to the Reporting Person an option to purchase 200,000 shares of Class A Common Stock at a per share exercise price of $1.20 pursuant to the 2012 Plan. Such option vested as to one-forty-eighth of the shares on October 1, 2017 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On November 2, 2018, the Issuer granted to the Reporting Person an option to purchase 175,000 shares of Class A Common Stock at a per share exercise price of $5.04 pursuant to the 2012 Plan. Such option vested as to one-forty-eighth of the shares on October 1, 2018 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

On May 10, 2019, the Issuer granted to the Reporting Person an option to purchase 100,000 shares of Class A Common Stock at a per share exercise price of $11.48 pursuant to the 2012 Plan. Such option vested as to one-forty-eighth of the shares on May 1, 2019 and one-forty-eighth of the shares subject to the option vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

The source of the funds for the purchase of the securities listed above was the Reporting Person’s personal funds. No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring such securities.

Item 4. Purpose of Transaction

The Reporting Person holds the securities described in Item 5 of this Statement for investment purposes only.

The Reporting Person is the Chief Scientific Officer, President and a member of the Board of the Issuer. In these capacities, the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction. Subject to the factors discussed below, applicable law and the policies of the Issuer, the Reporting Person may from time to time purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions or exercises of stock options, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action the Reporting Person deems to be in his best interests, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Person intends to review on a continuing basis various factors relating to his investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Person, the Reporting Person’s general investment and trading practices, market conditions, estate planning considerations or other factors. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

The Reporting Person serves as a member Board. In connection with the IPO, the Board was divided into three classes serving staggered three-year terms. The Reporting Person was appointed as a Class I director to serve until the Issuer’s 2020 Annual Meeting of Stockholders, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Except as set forth herein and other than in the Reporting Person’s capacity as a director or officer of the Issuer, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (j); provided that the Reporting Person may, at any time and subject to applicable law and the policies of the Issuer, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described above and may hold discussions with or make proposals to management, the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3, 4 and 6 of this Statement is incorporated by reference into this Item 5.

(a) The Reporting Person is the beneficial owner of 4,050,000 shares of Class A Common Stock, representing 16.9% of the outstanding Class A Common Stock of the Issuer. Such percentage calculation is based on (i) 18,430,655 shares of Class A Common Stock to be outstanding as of the completion of the IPO, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on September 12, 2019, plus (ii) 1,500,000 shares of Class A Common Stock sold pursuant to the exercise of the underwriters’ option to purchase additional shares in the IPO, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on September 16, 2019, and assumes (iii) the conversion of 3,000,000 shares of Class B Common Stock held by the Reporting Person into 3,000,000 shares of Class A Common Stock, and (vi) the issuance of 1,050,000 shares of Class A Common Stock upon exercise of stock options held by the Reporting Person.

Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Additionally, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer, whether or not for value (subject to certain exceptions) and upon the occurrence of certain other events set forth in the Issuer’s Amended and Restated Certificate of Incorporation. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(b) The number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 4,050,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 4,050,0000

(iv)	Shared power to dispose or direct the disposition of: 0

(c) Except as disclosed elsewhere in this Statement, the Reporting Person has had no transactions in the Issuer’s securities during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Investors’ Rights Agreement

The Reporting Person is party to the Issuer’s Amended and Restated Investors’ Rights Agreement, dated as of October 18, 2018 (the “Rights Agreement”), which provides, among other things, that certain holders of the Issuer’s capital stock, including the Reporting Person, be covered by a registration statement that the Issuer is otherwise filing and receive certain registration rights. The registration and associated rights set forth in such agreement will expire no later than two years following the completion of the IPO. The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is incorporated by reference pursuant to Exhibit 99.1 to this Statement.

Lock-Up Agreement

In connection with the IPO, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the underwriters in the IPO. Pursuant to the terms of the Lock-Up Agreement, the Reporting

Person agreed, subject to certain exceptions, not to transfer or otherwise dispose of any securities of the Issuer through and including March 5, 2020. The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is incorporated by reference pursuant to Exhibit 99.2 to this Statement.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, the Reporting Person is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Amended and Restated Investors’ Rights Agreement, dated as of October 18, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233361) filed on August 19, 2019).

Exhibit 99.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233361) filed on September 3, 2019).

Exhibit 99.3	Amended and Restated 2012 Stock Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233361) filed on September 3, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2019	/s/ Benjamin J. Hindson
Benjamin J. Hindson